April 6, 2009
Dear Fellow Federal Signal Stockholder:
          At Federal Signal’s upcoming Annual Meeting of Stockholders scheduled for April 29, 2009, you will be asked to determine which director nominees best serve the interests of all Federal Signal stockholders. Your Board of Directors unanimously believes the Company’s nominees – Jim Goodwin, Joe Wright, and Bill Osborne, the Company’s newly-hired president and chief executive officer – are the right nominees for Federal Signal.
          Your vote is extremely important. We urge you to vote for your Company’s nominees TODAY by telephone, Internet or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.
          We are convinced that Warren Kanders, a rejected candidate for CEO of Federal Signal, and his nominees – Nicholas Sokolow and Steven Gerbsman – are pursuing an ill-conceived agenda designed to serve the best interests of Warren Kanders, rather than the interests of all Federal Signal stockholders.
WARREN KANDERS’ NUMBER ONE PRIORITY IS WARREN KANDERS
          We strongly believe that Warren Kanders is undertaking a proxy contest to serve his own personal interests, not those of all Federal Signal stockholders. Consider the following about Warren Kanders:
•	In 2008, Warren Kanders was considered and rejected as a chief executive officer candidate of Federal Signal. Federal Signal’s Board conducted a robust CEO search process and vetted a number of candidates, including Warren Kanders. In our view, Warren Kanders was, and still is, the wrong person to lead Federal Signal. Shortly after Warren Kanders was rejected as a CEO candidate, he embarked on a disruptive publicity campaign in an attempt to discredit Federal Signal. We believe Warren Kanders is now waging a negative proxy campaign in an effort to elect himself and his nominees to your Board because, in part, he is upset that he was rejected last year as a CEO candidate. We also believe he is seeking to circumvent your Board and ultimately insert himself as management of Federal Signal.

•	Warren Kanders is quick to criticize Federal Signal, but he has provided NO plan and NO ideas to improve stockholder value.

•	Warren Kanders’ track record for creating stockholder value is inconsistent – aside from one transaction, Warren Kanders has presided over decreasing stockholder value at most of the companies with which he is or has been involved:
•	Stamford Industrial Group (formerly Net Perceptions). Warren Kanders served as executive chairman of Net Perceptions from April 2004 to October 2006 and continues to serve as its non-executive chairman. Since 2004, under Warren Kanders’ leadership, Stamford Industrial Group was delisted from NASDAQ (while still known as Net Perceptions), underwent a 1-for-5 reverse stock split, and changed its name and stock symbol. Today the company still trades on the OTC Pink Sheets. Since Warren Kanders took over in April 2004 through April 1, 2009, the company’s stock price is down approximately 5%, far worse than the S&P Steel Index, which was up 47% over that same time period.

•	Langer, Inc. Warren Kanders has served as chairman of Langer since November 2004. Since that time through April 1, 2009, Langer’s stock price has fallen approximately 95%, materially underperforming the S&P 500 Index, which was down only approximately 28%. In addition, in a span of two months during 2008, Kanders oversaw the sale of two of Langer’s businesses at a loss:
•	In June 2008, Langer sold its Regal Medical Supply business for only $501,000 – approximately one-third of the $1.4 million purchase price paid by Langer in January 2007 (only 15 months prior). Langer recorded a loss of $1.9 million in 2008 on the sale of Regal.

•	In July 2008, Langer sold its Bi-Op Laboratories business for $2.4 million. Langer recorded a net loss on the transaction of approximately $660,000, which includes transaction costs of approximately $335,000.
Furthermore, with Warren Kanders as chairman, Langer sold both of these businesses in “insider” transactions:
•	Regal was sold to John Shero and Carl David Ray, two of the original owners of Regal from whom Langer acquired Regal in January 2007. In addition, Mr. Shero served as a vice president of Regal while Regal was owned by Langer.

•	Raynald Henry was a shareholder of 9199-9200 Quebec, Inc., which acquired Bi-Op Laboratories. Mr. Henry was among the prior owners of Bi-Op that sold Bi-Op to Langer in January 2003 and he also served as a Bi-Op employee under Langer’s ownership.
•	Clarus Corporation. Warren Kanders has served as executive chairman of Clarus since December 2002 following a proxy contest at that year’s annual meeting. Under Warren Kanders’ tenure, Clarus sold all of its revenue generating assets, and in October 2004, was delisted from NASDAQ. Clarus now trades on the OTC Pink Sheets and continues to have no operating business. From December 2002 through April 1, 2009, Clarus’ stock price is down approximately 25%, almost twice as bad as the performance of the S&P 500 Index, which is down approximately 13%.

•	Warren Kanders has a history of self-dealing transactions extracting millions of dollars from the companies with which he is or has been involved. For example:

Date	Payor	“Service” Provided	Recipient	Benefit Awarded
1999	Armor Holdings	• Role in a stock offering	• Kanders & Co.	• $ 300,000

2001	Armor Holdings	• Role in an acquisition	• Kanders & Co.	• $ 750,000
		• Expense reimbursement		• $ 187,260

2002	Armor Holdings	• Investment banking services	• Kanders & Co.	• $ 525,000
		• Expense reimbursement		• $ 302,000

2003	Armor Holdings	• Investment banking services	• Kanders & Co.	• $ 143,000
		• Expense reimbursement		• $ 61,000

2003-2004	Armor Holdings	• Supplemental expense reimbursement	• Warren Kanders	• $ 68,149

2004-2006	Armor Holdings	• Maintenance for Stamford, CT office	• Kanders & Co.	• $ 870,000

2005	Armor Holdings	• Expense reimbursement	• Warren Kanders	• $ 75,000
		• Personal use of company aircraft		• $ 70,000

2006	Armor Holdings	• Airline travel reimbursement	• Warren Kanders	• $ 116,160
		• Payment in lieu of fixed perquisites		• $ 75,000

2003-2006	Clarus	• Aircraft travel	• Kanders Aviation LLC	• $ 175,000

2002	Clarus	• Proxy fight reimbursement	• Warren Kanders,	• $ 531,343
Nicholas Sokolow &
Burtt Ehrlich

2006-2008	Stamford Industrial Group	• Consulting agreement	• Kanders & Co.	• $1,100,000

2001-2007	Langer	• Consulting fees	• Kanders & Co.	• $1,113,611

TOTAL AMOUNT EXTRACTED BY WARREN KANDERS: Approximately $6.5 MILLION
WARREN KANDERS’ NOMINEES ARE NOT INDEPENDENT OF WARREN KANDERS
          Warren Kanders has a record of installing directors with long-standing ties to himself, and his nominees, Nicholas Sokolow and Steven Gerbsman, are not independent of him. We strongly believe that Sokolow and Gerbsman were personally selected by Warren Kanders to look after Warren Kanders’ best interests, not those of all Federal Signal stockholders. Neither Sokolow nor Gerbsman has any operational or leadership experience in the markets in which Federal Signal operates, nor, with the exception of Sokolow’s tenure with Armor, any track record of creating stockholder value as a director of a public company. Instead of nominating qualified nominees targeted specifically to build stockholder value at Federal Signal, Warren Kanders has chosen to nominate two associates of his that have significant past dealings with him and who we believe are beholden to him.
          Nicholas Sokolow has served on three boards alongside Warren Kanders: Armor Holdings, Clarus and Net Perceptions (former name of Stamford Industrial Group). Furthermore, the law firm Sokolow, Dunaud, Mercadier & Carreras, of which Sokolow is a named partner, was paid $124,000 by Armor Holdings (under Warren Kanders’ leadership) for legal services in connection with various acquisitions during the fiscal year ended December 31, 2003. Nicholas Sokolow’s tenure on the Armor Holdings Board was very financially rewarding for both Sokolow and Kanders:

          In 2005, Warren Kanders entered into an employment agreement with Armor Holdings at a time when the only two members of Armor’s compensation committee were Nicholas Sokolow, Chairman, and another colleague serving on public company boards controlled by Kanders. Warren Kanders’ severance agreement approved by the Sokolow committee entitled him to realize over $118 million from golden parachute benefits and equity compensation on the sale of Armor to BAE Systems. Sokolow himself realized $6.8 million in equity compensation from Armor’s sale to BAE. Warren Kanders’ golden parachute benefits included generous terms:
•	Cash severance equal to three times his annual salary; plus

•	Cash severance equal to three times Warren Kanders highest annual bonus; plus

•	Accelerated vesting of equity compensation; plus

•	Other benefits including a cash payment of five times the greatest annual amount of the full cost of maintaining Warren Kanders’ principal office in Connecticut — although Armor Holdings was based in Florida.
          In addition, under a supplemental executive retirement plan approved by the Armor Holdings Board, the sale of Armor Holdings to BAE provided Warren Kanders with additional retirement benefits including the crediting of four additional years of service valued at $1.26 million.
          Steven Gerbsman has managed trusts invested in two different companies in which Warren Kanders was involved – Armor Holdings and Langer, and he served as Warren Kanders’ representative when Warren Kanders became a stockholder of another public company.
          Ask yourself whether you can trust Warren Kanders and his two nominees, Nicholas Sokolow and Steven Gerbsman, to look after your best interests. Are these the types of individuals you want on your Board?
UNLIKE WARREN KANDERS, FEDERAL SIGNAL’S BOARD IS COMMITTED TO
THE BEST INTERESTS OF ALL STOCKHOLDERS
          In stark contrast to Warren Kanders and his two nominees, Federal Signal’s Board is engaged, proactive and has a proven record of strong governance practices. Consider the following:
•	Independent Board. Upon election of the Company’s nominees, all of your directors, other than Federal Signal’s newly appointed President and CEO, Bill Osborne, are independent under NYSE rules.

•	New directors. In 2008, your Board added two new independent and experienced directors – Dennis Martin and Joseph Wright – who were suggested by one of the Company’s then-largest stockholders. As a result, since 2005, your Board has added five new directors (out of nine continuing directors). Furthermore, if Bill Osborne is elected at the upcoming Annual Meeting, he will be the third new director to join the Board during the last 12 months and the sixth new director (out of ten) to join the Board since 2005.

•	Separate Chairman and CEO since 2004. The Company has a long-standing history of separating the roles of chairman and CEO and has committed to name a new independent Chairman following conclusion of the 2009 Annual Meeting.

•	Your directors have extensive management and/or leadership experience. All of Federal Signal’s Directors have extensive management and leadership experience – six current Directors are or have been CEOs of at least one public company. Your directors are experts in a number of fields, including municipal contracts, government policy, industrials, finance, aviation, defense and information technology – all areas that are critical to Federal Signal’s businesses and future success.

•	Stock ownership aligned with stockholder value creation. Federal Signal mandates stock ownership requirements for all directors. In total, Federal Signal’s directors beneficially own 233,382 shares of Federal Signal common stock as of April 2, 2009. In addition, Federal Signal’s directors hold currently exercisable options to acquire, in total, 191,855 shares of Federal Signal common stock as of April 2, 2009.

•	Compensation set annually. Compensation of the Company’s chief executive officer is determined annually by the Board’s Compensation and Benefits Committee, which is comprised solely of independent directors. The Compensation and Benefits Committee works with an independent compensation consultant.

•	No poison pill. Federal Signal’s stockholder rights plan expired in August 2008, and has not been renewed.

•	No related-party dealings. In contrast to Warren Kanders’ record evidenced above, none of Federal Signal’s directors or nominees have been compensated by Federal Signal for advisory, consulting or investment banking services, rental office space or private aviation services.
          In addition, Federal Signal maintains a “pay for performance” philosophy. Federal Signal’s compensation program recognizes that we are operating in difficult market conditions. Importantly, in 2009, our named executive officers did not receive base salary increases, our newly-hired president and chief executive officer, Bill Osborne, elected to reduce his base salary by 5% and our directors elected to reduce their annual director fees by 10%.
          Recently, your Board undertook a thorough review of the Company’s compensation practices to ensure that Federal Signal’s compensation program motivates management and is aligned with stockholder value creation. Beginning in 2009, we replaced our economic value program with a new short term incentive bonus plan for management. Details of this plan include: bonuses based on achieving financial measures, primarily, and individual objectives; a clawback feature; and a shift in the mix of awards so that stock options are weighted more heavily than restricted stock and performance share awards.
FEDERAL SIGNAL’S MANAGEMENT TEAM AND BOARD NOMINEES ARE THE
RIGHT CHOICE TO ENHANCE VALUE FOR STOCKHOLDERS
          Each member of your Board and your Board’s director nominees – Jim Goodwin, Joe Wright, and Bill Osborne – is committed to serving the best interests of all Federal Signal stockholders. Under the leadership of Bill Osborne, and with the full support of your Board, Federal Signal recently outlined a two-pronged strategy to deliver consistent, profitable growth and enhance earnings and cash flow. We are confident that your Board and our newly appointed executives are the right team to execute this strategy with the goal of enhancing value for all Federal Signal stockholders.

PROTECT THE VALUE OF YOUR INVESTMENT
VOTE FOR YOUR BOARD’S NOMINEES ON THE WHITE PROXY CARD TODAY
          We urge you to protect your investment and not risk your Company’s future and prospects by exposing Federal Signal to Warren Kanders and his associates. Support your Board and management by voting your WHITE proxy card TODAY by telephone, Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.
          On behalf of Federal Signal’s Board of Directors, I thank you for your continued support.
          Sincerely,

John McCartney
Director
Federal Signal Corporation

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.
If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:
INNISFREE M&A INCORPORATED
Stockholders Call Toll-Free: (877) 800-5186
Banks and Brokers Call Collect: (212) 750-5833
IMPORTANT
We urge you NOT to sign any gold proxy card sent to you by Warren Kanders.
If you have already done so, you have every legal right to change your vote by using the enclosed
WHITE proxy card to vote TODAY—by telephone,
by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.
In connection with the solicitation of proxies, on March 30, 2009 Federal Signal filed with the Securities and Exchange Commission and on March 31, 2009 mailed to stockholders, a definitive proxy statement and a WHITE proxy card for its 2009 annual meeting of stockholders. Stockholders may obtain Federal Signal’s proxy statement, a WHITE proxy card and any amendments or supplements and other documents for free by contacting Innisfree M&A Incorporated toll-free at (877) 800-5186.
Supplemental Proxy Statement Information
This supplement to Federal Signal’s definitive proxy statement dated March 30, 2009, provides additional information relevant to Appendix A of the proxy statement regarding transactions in Federal Signal’s securities. The table in Appendix A, which sets forth all transactions that may be deemed purchases and sales of shares of Federal Signal’s common stock by the individuals who are considered “participants” since February 1, 2007 and prior to March 31, 2009, is hereby amended to include the following transactions:

	Date of	Number of Shares of Common Stock
Name	Transaction	Acquired, Purchased or Sold
James E. Goodwin	3/30/09	Acquired 3,165 shares (1)
Robert S. Hamada	3/30/09	Acquired 1,703 shares (1)
Dennis J. Martin	3/30/09	Acquired 1,461 shares (1)
Brenda L. Reichelderfer	3/30/09	Acquired 2,954 shares (1)
Joseph R. Wright	3/30/09	Acquired 2,712 shares (1)

(1)	Stock awarded in lieu of annual cash director compensation pursuant to director stock ownership program.